UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number 001-42817

eastern international Ltd.

(Translation of registrant’s name into English)

Suite 901-903, 9th Floor, Building #2, Qianwan Zhigu

Chuanhua Smart CenterScience and Technology City Block

Xiaoshan Economic and Technological Development Zone

Xiaoshan District, Hangzhou, Zhejiang Province, China 311231

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On May 18, 2026, the Board of Directors (the “Board”) of Eastern International Ltd. (the “Company”) approved the increase in the size of the Board from five members to seven members. At the same time, the Board appointed Mr. Chi Wing Ma and Yuanjiang Zhang as the new members to serve on the Board. The new members of the Board were appointed to fill the vacancy on the Board created by the increase of the size of the Board.

Mr. Chi Wing Ma, age 58, served as an Executive Director of Chevalier International Holdings Limited (HKSE:0025) from September 2010 to January 2026 and he started as a trainee of this company in September 1993. Mr. Ma has served as an assistant to Mr. Albert Wong, Chairman of the Board and Chief Executive Officer of the Company since February 2026. Mr. Ma holds an MBA from the University of Warwick (UK), a Bachelor’s degree in International Business Studies from City University of Hong Kong, a Corporate Finance Certificate from the University of California, Berkeley (USA), and a Professional Certificate in China Construction from Tsinghua University (Mainland China).

Mr. Yuanjian Zhang, age 36, is the founder of Guangzhou Rich Dad Consulting Management Co., Ltd since 2021. From 2018 to 2021, Mr. Zhang was the National Investment Promotion Director & Business School Director of Jiexika Medical Beauty Group Co., Ltd. From 2016 to 2018, Mr. Zhang was the Regional Supervisor of Southwest & East China Regions for Guangzhou Diebian Great Health Industry Co., Ltd. From 2015 to 2016, Mr. Zhang was the Founder & Marketing Director of Guangxi Lvtong Planting Promotion Co., Ltd. Mr. Zhang holds junior college degree with automotive technical service and marketing planning major from Nanning College.

The Board also has determined that Mr. Zhang is an “independent director” as defined by NASDAQ Rule 5605(a)(2).

In connection with their appointments, the Company entered into director agreements (the “Agreements”) with Mr. Ma and Mr. Zhang on May 18 , 2026. In the Agreements, Mr. Ma will receive compensation in the amount of $8,500 a month payable monthly and Mr. Zhang will receive compensation in the amount of $1,000 a month payable quarterly. The Agreements impose certain customary confidentiality and non-disclosure obligations on the directors. The descriptions contained herein of the terms of the Agreements do not purport to be complete and are qualified in its entirety by reference to the Agreements, copies of which are attached as exhibits hereto and incorporated by reference.

EXHIBIT INDEX

Number	Description of Exhibit
10.1	Director Agreement by and between Chi Wing Ma and the Company
10.2	Director Agreement by and between Yuanjian Zhang and the Company

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 20, 2026

Eastern international LTD.

By:	/s/ Albert Wong
Name:	Albert Wong
Title:	Chief Executive Officer

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